Exhibit 1.01

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Public Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Studio to Invest in Leading Developer of Online 3D Games in China Including Beijing
Olympic Museum Interactive Sports Games for Global Distribution

Well Known Developer of Leading-Edge Online 3D Games and Technologies to Become Fourth
Investment of CDC Games Studio

BEIJING –Aug. 14, 2007 – CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today that it has entered into an agreement with Xiakexing Network Technologies Co, Ltd. (“XNet”), to invest in the company through the CDC Games Studio program. XNet is a leading China-based developer of online games and innovative games technologies. The investment in XNet is structured in multiple tranches with the valuation at each tranche based on the achievement of certain milestones. CDC Games will have exclusive global distribution rights for all games developed by XNet and Peter Yip, CEO of CDC Games, will serve on the board of directors of XNet upon closing of the investment. The investment by CDC Games is subject to the successful completion of customary due diligence and final documentation.

The founder of XNet, Shawn Dong, brings a solid track record of games development and publishing, as well as pioneering games technologies, to CDC Games. Dong and XNet were selected by the Beijing government to create a Virtual Olympic Museum, a key digital project for 2008 Beijing Olympic Games using 3D virtual reality online technology. They are also creating 3D simulation software for the opening and closing ceremonies of the Beijing Olympics, as well as developing a set of 3D online game engines and tools for the National Online Game Development Platform sponsored by the Ministry of Information Industry. CDC Games will serve as the global publishing platform for these online games being developed for the Beijing Olympic Games in 2008.

Dong is well known in the online gaming industry for his entrepreneurial and pioneering work in 3D graphics and online games. Dong’s accomplishments include the development and commercialization of the XNet 3D online game engine; invention of a new business model, Game 2.0; and invention of the gyro-air-mouse-powered online sports game in 2007. He also led the development of the XKX MUD game, the first Chinese Multi-User Dungeon (MUD) game in the world.

Earlier in his career, Dong was a senior software engineer for Actuate Software, a leading business intelligence, analytics and reporting provider, where he received the Distinguished Performance Award. He earned a Master of Science degree in computer science from Stanford University, as well as a Master of Science in engineering from Shanghai Tongji University.

Through its participation in the CDC Games Studio program, XNet will develop and publish new games in partnership with CDC Games. XNet is the fourth CDC Games investment, in addition to Gorilla Banana, Mgame and Auran. .

The CDC Games Studio program enables the company to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.

“We are very pleased to welcome Shawn Dong, the XNet team and their leading-edge 3D games expertise into the CDC Games Developer Studio program,” said Peter Yip, CEO of CDC Games. “Shawn’s experience and strong track record of pioneering, inventing and commercializing leading-edge gaming technologies and platforms, will be great assets to CDC Games as we further expand our commercial portfolio of games.” Mr. Yip added, “We are also very excited about the development project for the online 3D games for the 2008 Beijing Olympic Games and the opportunity for CDC Games to distribute these globally during the Summer of 2008.”

“This is an exciting time to partner with CDC Games as the company continues to add to its growing portfolio of games and invest in innovative online development companies around the world,” said Dong. “I look forward to helping CDC Games advance its gaming technology and platforms and deliver its large pipeline of games in China and other targeted geographies.”

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 90 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games Studio investments include Gorilla Banana and Mgame, the developer of Yulgang, in Korea, Auran, the developer of “Fury”, which received the “Most Surprising” award at the 2006 E3, in Australia.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the future growth by CDC Games, the CDC Games Developer Studio Program, the expansion of CDC Games’ online games portfolio, the development of new online games and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the future growth of the online gaming industry, delays in development of online games, the ability to make investments in development partners, the ability of development partners to utilize any investment to build online games for the China market, and competitive products and technology. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise

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